BASF Aktiengesellschaft, 67056 Ludwigshafen, Germany

Ms. Donna Di Silvio

Division of Corporate Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Tuesday, February 13, 2007

Re:	BASF Aktiengesellschaft
Form 20-F for the fiscal year ended December 31, 2005
Filed March 14, 2006
File No. 1-15050

Dear Ms. Di Silvio,

We refer to your letter dated February 1, 2006 regarding the Annual Report on Form 20-F of BASF filed with the Commission on March 14, 2006 (“2005 Form 20-F”). For your convenience, your comments are presented in italicized bold text and our responses follow.

Item 18. Financial Statements, page F-1

Note 1. Summary of accounting policies, page F-8

Note 3. Effects of conversion to IFRS, page F-21

1.              We note your response to comment 6 in our letter dated December 22, 2006 that you will continue to make an explicit and unreserved statement of compliance with IFRS as adopted by the European Union. It is possible for a company to apply accounting standards as adopted by the European Union in a manner that does not fully comply with IFRS adopted by the IASB. See IAS 1, paragraph 11. As such, when you include an explicit and unreserved statement of your compliance with IFRS as adopted by the European Union, please also clearly state that there would be no difference had you applied IFRS as issued by the IASB.

In our future filings, we will clearly state that there would be no difference in our financial statements and related disclosures, had we applied IFRS as issued by the IASB.

BASF Aktiengesellschaft	Sitz der Gesellschaft: 67056 Ludwigshafen	Aufsichtsrat: Jürgen Strube, Vorsitzender
67056 Ludwigshafen, Deutschland	Registergericht: Amtsgericht Ludwigshafen,
	Eintragungsnummer: HRB 3000	Vorstand: Jürgen Hambrecht, Vorsitzender;
Telefon +49 621 60-0		Eggert Voscherau, stellv. Vorsitzender;
Telefax +49 621 60-42525	Euro-Bankverbindung:	Kurt W. Bock, Martin Brudermüller, John Feldmann,
E-Mail: info.service@basf.com	Wintershall Bank GmbH, 34119 Kassel	Andreas Kreimeyer, Klaus Peter Löbbe,
Internet www.basf-ag.de	Konto-Nr. 400 505, BLZ 520 200 00	Stefan Marcinowski, Peter Oakley
IBAN DE67 5202 0000 0000 4005 05
SWIFT-BIC-Code WINBDE52XXX

Note 7. Other operating income, page F-35

2.              We note your response to our prior comment 7 regarding the existing disclosure of your accounting policies for the valuation of your accounts receivable. The reversal of the valuation allowances and other miscellaneous items appear to have represented over 5% of your net income for the years presented. In future filings please expand your disclosure to explain why the reason for the write down no longer exists for significant reversals recognized in income.

In our future filings, we will expand our disclosure to explain why the reason for the write down no longer exists for significant reversals recognized in income.

Closing comments

We hereby acknowledge that:

•                      BASF is responsible for the adequacy and accuracy of the disclosure in its filings;

•                      Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                      BASF will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

*   *   *   *   *

If you have any further comments or require any additional information, please do not hesitate to contact us.

Sincerely,

/s/ Eckhard Müller

Name:
Eckhard Müller
Title: President Finance Division